

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2012

Via Email
M. Ann Courtney
President
BLVD Holdings, Inc.
3500 West Olive Avenue, 3rd Floor
Burbank, CA 91505

> **Re: BLVD Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed October 10, 2012**
> **File No. 333-183370**

Dear Ms. Courtney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed October 10, 2012

1.   Throughout your document you shift between discussing your current activities, capabilities, and objectives, and your aspirations for the future in a manner that is both unclear and ambiguous and in some instances without a supporting basis. For example, in your Summary on page 4, you refer to an "advisory board," "executive management committee," and film scripts in development, none of which appears to exist based on your current disclosure. Later you state that, "[t]hrough a thorough due diligence process, BLVD hopes to emerge as a highly successful company with a well-diversified, profitable and growing portfolio …" without any additional explanation in your document. Please revise the disclosure throughout to clearly distinguish between your

current activities and capabilities and your goals for the future. Additionally, you must have a reasonable basis for any assertions made in your disclosure. Please revise to provide a reasonable basis for these and similar assertions. We may have further comment.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note that the company has indicated that the securities will be offered on a delayed or continuous basis pursuant to Rule 415. Please advise us how the company will conduct its offering pursuant to Rule 415.

Cover Page

5. We note your statement that "there is a lack of any meaningful market value quotations for our shares." Please revise to specifically address whether there currently is a market for the company's securities.

6. Please clarify, if true, that there is no minimum offering proceeds threshold associated with your offering.

7. Please revise the statement that you "intend[] to establish a public market for the shares being offered … on the OTC …" as you do not appear eligible to make a market in your own securities.

8. We note your statement here and elsewhere that you may pay selling commissions of up to 10% to brokers, dealers, finders or other agents who assist you in the offering. Please confirm to us that you will file a post-effective amendment to your registration amendment to reflect any additional or changed material information in your Plan of Distribution during the course of your offering. See Item 512 of Regulation S-K. Also, please clarify that you currently do not have any agreements in place.

9. Please revise footnote 2 on the cover page to also indicate the estimated dollar amount of the legal, accounting, printing and other expenses.

Table of Contents, page 3

10. Please revise to provide the legend on the dealers prospectus delivery obligations required by Item 502 of Regulation S-B and Rule 174 or advise us why you believe it is not required.

Prospectus Summary

11. Please revise your Summary to avoid unnecessary duplication and present more balanced disclosure. For example, we note you refer to your Nevada incorporation at least three times on page four and make multiple references to your "advisory board," "management team," and your ability to leverage the "combined talents of an experienced management team" without clarifying that your team consists of a single individual with no industry experience.

12. We note that you indicate that the company's goal is to develop and produce scripts, screenplays and related content for sale to mini-major and major film studios and identify Lions Gate Entertainment and Sony. Please revise to clarify that the company does not currently have any agreements with or sales to any major film studio.

13.   On page four you state that you require additional capital to implement your business plan. Please disclose the amount of additional capital required and state, if true, that there is no assurance you will be able to obtain the necessary capital.

14.   On page six you indicate that you may sell your shares at market prices once your shares are quoted on the OTCQB. However, you do not appear eligible to conduct an at the market offering pursuant to Rule 415(a)(4). Please revise the disclosure throughout to clarify that the offering will be done at a fixed price for the duration of the offering.

15.   We note your statement that "we will determine when and how our officer will sell the common stock offered in this prospectus." Please note that you must disclose the company's plan of distribution of your securities in your registration statement. Please revise as appropriate.

16.   We do not understand your statement that "we may decide to terminate the registration if it is no longer necessary due to the operation of the resale provisions of Rule 144" on page six. Please advise or revise as appropriate.

Risk Factors, page 8

17.   Several of your risk factors, such as "The Price of our Common Stock could be subject to Volatility" and "Disruptions in Global Financial Markets and Deteriorating Global Economic Conditions …" are generic and would apply to any offering. Others, such as "Exchange Fluctuations," "There may be Litigation," and "Confidential Information," are poorly developed and do not fully describe the risks to investors in the context of your proposed business and offering. Please substantially revise your Risk Factors accordingly. See Item 503(c) of Regulation S-K.

18.   Please revise to present the risk factors in the order of materiality. In this regard revise to present the risk factors "Our Officer and Director has only Limited Experience …", "Concentration of Ownership may Allow Several Shareholders to Control BLVD's Business", "Our Independent Auditors have included a Going Concern Opinion and Related Discussion …", "Business and Financial Risk of Business Plan", and "Additional Funding may not be Available on Acceptable Terms or at All" more prominently in the risk factor section.

Concentration of Ownership may Allow Several Shareholders to Control BLVD's Business, page 9

19.   Please revise this risk factor caption to clarify that one shareholder controls the business interests of BLVD.

Our Officer and Director has only Limited Experience …, page 9

20.   Please revise to clarify the type of consulting company M. Ann Courtney established as noted in this risk factor.

Business and Financial Risk of Business Plan, page 10

21.   Please expand your risk factor to further address the need to obtain additional capital to support operations, to finance expansion or remain competitive.

Possible Regulatory Changes, page 10

22.   We note your reference to the "operations of our portfolio companies." Please clarify your reference to portfolio companies or revise as appropriate.

BLVD's Success is Dependent upon our Ability to Retain Key Personnel, page 10

23.   Please revise to identify the key personnel who currently make contributions to the company whose services the company is dependent upon.

Use of Proceeds, page 14

24.   We note your statement that the table is "[f]or illustrative purposes only …." Please revise to delete the noted statement as the table must set forth the company's intended use of the proceeds from the offering.

25.   Please revise your tabular presentation to:
        • Include information assuming only 10% and 25% of the shares are sold; and
        • Present gross and net proceeds to the company under each scenario.

26.   We note your statement that "it is possible that the application of funds may vary depending on numerous factors including, but not limited to, changes in the economic climate or unanticipated complications, delay and expenses." You may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. See Instruction 7 to Item 504 of Regulation S-K.

Dilution of the price you pay for your shares, page 15

27.   To the extent material, please revise to present dilution calculations assuming various percentage sales levels (i.e., 25%, 50%, 75% of the shares are sold, etc.).

28.   Please provide us with your calculations of pro forma net tangible book value per share after the offering, and dilution per share to new investors. Also revise to clearly disclose how you arrived at these amounts.

Plan of Distribution, page 16

29.   We note your statement on page 16 that Ms. Courtney will not register as a broker-dealer in reliance on Rule 3a4-1. Please add a description of the facts upon which you are relying in order to make this assertion. Ms. Courtney's biography on page 22 notes her involvement "assisting small companies in a variety of business and investment banking activities, e.g., corporate management development, marketing, and raising capital." Please provide us with your analysis supporting Ms. Courtney's ability to rely on Rule 3a4-1 and advise us how Ms. Courtney assisted other companies in capital raising activities including, where relevant, the amount and nature of any compensation received. We may have further comment.

30.   On page 16 you say you will sell your shares "primarily" through Ms. Courtney. Please revise your Plan of Distribution to describe all of the offering methods you will use.

Business, page 17

31.   Please revise to clarify the market for your products of scripts and related content..

32.   Please clarify who wrote and/or developed the two scripts you sold in 2012.

33.   Please revise to clarify how the company currently markets its scripts and related content.

34.   Revise to address the company's competitive business conditions, the company's competitive position in the industry and the methods of competition

35.   Please provide us with copies of the reports cited on page 18 under Industry Analysis and Competition. In addition, please clarify the reference to "team member strengths." In this respect we note your team consists of one individual without relevant industry experience.

36.   We note your statement that "BLVD could be positioned to experience expeditious growth and to quickly join the ranks of the industry's most predominant entertainment operations." The basis for comparative factual assertions and for the company's or management's belief in certain qualitative or quantitative statements must be clear from the text of the prospectus or supplementally provided to us. Revise the disclosure throughout the document to address our concerns or advise us supplementally as necessary. We may have further comment.

37.   Please revise to also indicate whether M. Ann Courtney is a full-time employee of the company.

Management's Discussion and Analysis or Plan of Operations, page 20

38.   Please revise to describe your plan of operations in more detail for the next 12 months.

39.   Please revise to disclose your estimated capital requirements for the next 12 months. In addition, please disclose your cash balance as of the most recent practicable date.

40.   Please revise your document to include a discussion of the material changes in your financial condition and your results of operations for the periods presented to comply with Item 303 of Regulation S-K.

Description of Property, page 21

41.   Please revise to briefly indicate the amount of your monthly lease expense.

Security Ownership of Certain Beneficial Owners and Management, page 24

42.   Please disclose, by footnote or otherwise, that your presentation of Ms. Courtney's post offering percentage ownership assumes all of the shares being offered are sold.

Market for Common Equity and Related Stockholder Matters, page 25

43.   On page 25 you indicate that there are "no promoters being used in relation with [the] [o]ffering." Please advise why Ms. Courtney is not considered a promoter.

Financial Statements

44.   Please update your financial statements in the amendment filed after November 13, 2012 to comply with Rule 8-08 of Regulation S-X.

Statement of Operations, page 33

45.   Please revise your statement of operations and statement of cash flows to provide a separate column for the fiscal year ended June 30, 2012.

Note 1 - Summary of Significant Accounting Policies, page 36

Basis of Presentation, page 36

46.   We note your disclosure that your fiscal year-end is December 31. However, the audit report covers your financial statements as of and for the year ended June 30, 2012 and from inception (June 11, 2012) to June 30, 2012. Please clarify this inconsistency and amend your filing as necessary.

Exhibits

Exhibit 5.1

47.   Your opinion refers to the offering of 7.5 million shares however your Form S-1 only registers 3 million. Please revise or advise.

48.   Please revise your opinion to refer to the governing state law.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam, Staff Accountant at (202) 551-3476 or John Archfield, Staff Accountant at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson, Staff Attorney at (202) 551-3393 or David Link, Staff Attorney at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director